August 21, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (269) 385-2066

Stephen P. MacMillan
President and Chief Executive Officer
Stryker Corporation
2825 Airview Boulevard
Kalamazoo, Michigan 49002

> **Re:** **Stryker Corporation**
> **Definitive 14A**
> **Filed March 16, 2007**
> **File No. 000-09165**

Dear Mr. MacMillan:

We have limited our review of your definitive proxy statement to your executive compensation and other related disclosure and have the following comments. Our review of your filing is part of the Division's focused review of executive compensation disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call me at the telephone number listed at the end of this letter.

In some comments we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply. Please understand that after our review of all of your responses, we may raise additional comments.

If you disagree with any of these comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Certain Relationships and Related Party Transactions, page 7

1. Indicate whether the policies and procedures of the Audit Committee with respect to related party transactions are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Compensation Elements, page 8

2. You indicate that one of your primary objectives of the compensation programs covering your named executive officers is to provide pay that is comparable with similar roles in other large companies. You also reference your intent to provide competitive or comparable pay in your discussions of base salary, annual bonus and equity based long-term incentive compensation plans on pages 8, 9 and 12. Please supplement your disclosure to specify, and if possible quantify, what you consider to be comparable or competitive with respect to all elements of compensation in which comparability is a consideration. For example, do you target base salary individually, or base salary, bonus and equity-based long-term incentive compensation collectively, to fall within a certain percentile of your peer group?

Annual Bonus, page 9

3. We note the tables you have provided on pages 10-12 that summarize the annual bonus objectives, weightings and goals for each named executive officer for 2006. Please provide a more detailed description of the qualitative goals referenced on the footnotes to the tables. For example, but without limitation, provide additional detail regarding Mr. Macmillan's qualitative measures "related to strengthening [your implant] business, improving shareholder communications and conducting quarterly business reviews with the [board]" and Mr. Johnson's qualitative measures "related to global sales growth and strengthening divisional finance teams" so that readers have a better sense of these qualitative aspects of each named executive officer's performance. See Item 402(b)(2)(v) and (vii) of Regulation S-K.

4. We note your proposal 2 regarding the board's adoption of the 2007 Executive Bonus Plan. Include a discussion of policies that you will apply on a going-forward basis. See the text of Securities Act Release 33-8732A, marked by footnote 86.

5. It appears that you have not disclosed the specific quantitative measures of performance for Messrs. Johnson, Kemler and Cattani to be achieved in order for such officers to earn the formulaic portion of their annual bonus. Please provide such disclosure. Further, as discussed in the aforementioned comment, to the extent performance measures for the upcoming fiscal year have been established,

please provide such disclosure as well. To the extent you believe disclosure of these targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide on a supplemental basis a detailed explanation for such conclusion. Please also disclose in greater detail how difficult it would be for the named executive officers or how likely it will be for you to achieve the specific target levels applicable to each such officer. General statements regarding the level of difficulty or ease associated with achieving performance goals such as your statement on page 9 that the goals approved by the compensation committee were believed to be "challenging, stretch goals for the management" are not sufficient. In discussing how difficult it will be for an executive or how likely it will be for you to achieve the target levels or other factors, please provide as much detail as necessary without providing information that would result in competitive harm. Please see Instruction 4 to Item 402(b) and the text of Securities Act Release 33-8732A, marked by footnote 86.

6.   You indicate that the instances of exercised discretion on annual bonus payments to each named executive officer are quantified in the bonus column of the summary compensation table on page 21. Please revise your disclosure to more fully discuss and analyze such exercised discretion.

Long-term Incentive Compensation, page 12

7.   We note your discussion of off-cycle grants in the third paragraph on page 13. To the extent you may grant options on the three dates indicated in this paragraph for purposes other than to grant "hire-on awards," discuss how the determination is made as to when such awards are granted. See Item 402(b)(2)(iv) of Regulation S-K.

8.   We note your discussion of factors considered in determining the number of options to be granted to named executive officers in the fourth paragraph on page 13. Provide a greater analysis of how such factors are considered. For example are certain factors given more weight than others? Is there a range of the amount of options that will be granted to the different positions held by named executive officers? Are there certain quantitative criteria with which to evaluate "demonstrated performance?" What level of historic grants would influence the amount of future grants?

9.   The footnotes to the table on page 13 would appear to be more appropriately located in a narrative discussion of the grants of plan-based awards table on page 23. Please revise.

Retirement Plans, page 14

10.   Expand your disclosure of your retirement income plans, your non-qualified
deferred compensation plan and your severance arrangements with applicable
officers to include a more thorough discussion of Item 402(b)(1) of Regulation S-
K with respect to each of these elements of compensation. Discuss how each of
these compensation components and your decisions regarding these elements fit
into your overall compensation objectives and affect decisions regarding other
elements. See Item 402(b)(1)(vi).

Executive Pay Determination and the Role of Benchmarking, page 15

11.   We note your disclosure on pages 15 and 17 regarding the compensation
committee's consideration of executive officer compensation levels at 125
precision instrument companies. Identify the companies with which you are
engaged in benchmarking each element of compensation of your named executive
officers. To the extent you are benchmarking against *all* the companies noted in
the survey published by the Conference Board, identify such companies and
discuss in your disclosure the degree to which the compensation committee
considered such companies comparable to you.

Summary Compensation Table, page 22

12.   Provide a narrative discussion to this table and the Grants of Plan Based Awards
table that describes any material factors necessary to an understanding of the
information disclosed in such tables. For example, provide a more detailed
discussion of the formula or criteria to be applied in determining the amounts
payable under the bonus and non-equity incentive plan compensation columns
than what you have currently provided in footnote 2 to the table. See Item 401(e)
of Regulation S-K.

        Please respond to our comments by September 21, 2007, or tell us by that time
when you will provide us with a response.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

When you respond to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to comments.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel